Kidston Gold Mines Limited
ABN 68 009 593 711

02015790

Our ref: SAM:VM:10.116.1
Your ref:

02 MAR 13 AM 8:43

29 January 2002

SUPPL

Mr Mark Saunders
Greenberg Traurig
MetLife Building
200 Park Avenue
NEW YORK NY 10166
USA

AIR MAIL

Dear Mark,

Re: Kidston Gold Mines Limited
Fourth Quarter Activities Report and Monthly Cash Flow Report (unaudited)

Would you please ensure a copy of the **enclosed** letter and release are lodged with the United States Securities and Exchange Commission (File No. 82-2351).

Yours faithfully

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

S. A. Mac

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

dw 3/14

Tel: (07) 3510 6700
Fax: (07) 3510 6740
Level 2, 189 Coronation Drive
Milton QLD 4064
GPO BOX 465
BRISBANE QLD 4001
P:\Legal\Media Releases etc\020129Ltr to Greenberg Traurig (USA)MCF.doc

Kidston Gold Mines Limited

ABN 68 009 593 711

29 January 2002

File: OP1-14

The United States Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street North West
Washington DC 20549
USA

82-2351

Dear Sir/Madam

re: Kidston Gold Mines Limited
Fourth Quarter Activities Report and Monthly Cash Flow Report (unaudited)

Please find enclosed copy of the abovementioned release issued by Kidston Gold Mines Limited.

Yours faithfully

S. A. McK

Stuart MacKenzie
Company Secretary
KIDSTON GOLD MINES LIMITED

encl

Tel: (07) 3510 6700
Fax: (07) 3510 6740

Level 2, 189 Coronation Drive
Milton QLD 4064

GPO BOX 465
BRISBANE QLD 4001

P:\Legal\Media Releases etc\020129-USA ltr2MCF.doc

Kidston Gold Mines Limited
ABN 68 009 593 711

Our ref: SAM:VM10-116-1
Your ref:

29 January 2002

Australian Stock Exchange Limited
Company Announcements Office
Ground Floor Reception
20 Bridge Street
SYDNEY NSW 2000

By Fax: 1300 300 021

Dear Sir/Madam,

Re: Kidston Gold Mines Limited
Fourth Quarter Activities Report (Listing Rule 5.1) and
Monthly Cash Flow Report (unaudited)

Please find enclosed:

1. Fourth Quarter Activities Report (Listing Rule 5.1); and

2. monthly cash flow report (unaudited) for the month ended 31 December 2001.

Yours faithfully

S. A. Mac

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

Tel: (07) 3510 6700
Fax: (07) 3510 6740
Level 2, 189 Coronation Drive
Milton QLD 4064
GPO BOX 465
BRISBANE QLD 4001

KIDSTON GOLD MINES LIMITED
QUARTERLY REPORT TO SHAREHOLDERS
FOR THE PERIOD ENDED 31 DECEMBER 2001
LISTING RULE 5.1

OVERVIEW

- Gold production for the year ended 31 December 2001 was 147,718 ounces compared to 244,194 ounces in 2000.
- Gold production for the quarter was 386 ounces. This was produced from gold scavenging during the mill cleanup and dismantling.

DIVIDENDS

- Fully franked dividends of 13.5 cents per share were declared and paid during the year.
- Total dividends paid since 1985 is 284.5 cents per share or $355.625 million.

FINANCE RESULTS

Full financial information will be made available with the Preliminary Final Report (Appendix 4B) in late February.

MINING AND PRODUCTION

Mine operations ceased in June 2001 and the last production gold was poured on 11 July 2001.

EXPLORATION

As reported previously, exploration activities have ceased.

ENVIRONMENT

The mine remained in compliance during the quarter.

Site rehabilitation is progressing with the plant site dismantling and removal expected to be completed in March 2002. Rehabilitation earthworks have progressed on the tailings dam spillway, primary and secondary settling ponds and general drainage works and contouring. The remaining equipment will be sold on completion of the rehabilitation earthworks with an on-site auction scheduled for Wednesday, 20 March. Aerial seeding was completed in December.

OPERATIONS SUMMARY

MINE OPERATIONS	Quarter ended 31 December 2001	Twelve months ended 31 December 2001	Twelve months ended 31 December 2000
Mining			
Total tonnes	Nil	3,732,000	17,235,000
Processing			
Total tonnes	Nil	3,417,000	7,354,000
Average tonnes / day	N/A	9,362	20,148
Average head grade: grams gold/tonne	N/A	1.36	1.25
Gold recovery rate %	N/A	86	83
Gold Production (gold poured basis)			
Kilograms	12	4,595	7,595
Troy ounces	386	147,718	244,194
Gold Sales			
Kilograms	20	4,596	7,589
Troy ounces	640	147,765	244,000
Average price $A/ounce	536	575	534
Costs $A			
Cash operating costs per ounce (1)	N/A	334	383
Total costs per ounce (2)	N/A	398	485

(1)Cash operating costs per ounce include all expenditures incurred for mining operations adjusted for costs attributable to stockpiled ore, net of silver credits, but exclude exploration, finance and corporate administrative expenses.
(2)Total costs per ounce comprise cash costs plus restoration, depreciation and amortisation.

For further information please contact:

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited
Tel: 07 35106712

All monetary amounts in this report are quoted in Australian dollars unless stated otherwise.

Shareholders please note that matters relating to shareholdings, including notices of change of address, should be directed to the Company's share registrars,
ASX Perpetual Registrars Ltd, 580 George Street, Sydney NSW 2000.
Tel: 02 8280 7100

Monthly cash flow report (unaudited)

Name of entity

Kidston Gold Mines Limited

ABN	Month ended ("current month")
68 009 593 711	31 December 2001

Consolidated statement of cash flows

Cash flows related to operating activities			Current month $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		183	79,316
1.2	Payments for	(a) exploration and evaluation	Nil	Nil
		(b) development	Nil	Nil
		(c) production	(1,113)	(41,076)
		(d) administration	Nil	Nil
1.3	Dividends received		Nil	Nil
1.4	Interest and other items of a similar nature received		26	986
1.5	Interest and other costs of finance paid		Nil	(3)
1.6	Income taxes paid		Nil	Nil
1.7	Other – Environmental deposit		Nil	(4,875)
	Net Operating Cash Flows		(904)	34,348
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	Nil	Nil
		(b)equity investments	Nil	Nil
		(c) other fixed assets	Nil	Nil
1.9	Proceeds from sale of:	(a)prospects	Nil	Nil
		(b)equity investments	Nil	Nil
		(c)other fixed assets	33	11,631
1.10	Loans to other entities		Nil	Nil
1.11	Loans repaid by other entities		Nil	Nil
1.12	Other (Proceeds from sale of property, plant & equipment)		Nil	Nil
	Net investing cash flows		33	11,631
1.13	Total operating and investing cash flows (carried forward)		Nil	Nil

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	Nil	Nil
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	Nil	Nil
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	(16,875)
1.19	Other (provide details if material)	Nil	Nil
	Net financing cash flows	Nil	(16,875)
	Net increase (decrease) in cash held	(871)	29,104
1.20	Cash at beginning of month/year to date	34,144	4,169
1.21	Exchange rate adjustments to item 1.20	Nil	Nil
1.22	**Cash at end of month**	33,273	33,273

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: S A Mack .... Date: 29 Jan 2002
(~~Director~~/Company secretary)

Print name: S. A. MacKenzie

Notes

1 The monthly report provides a basis for informing the market how the entity's activities have been financed for the past month and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

+ See chapter 19 for defined terms.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.